Exhibit 3.14

Upstream Worldwide, Inc.

First Amendment to the Amended and Restated Bylaws

The following amendment was adopted by the Board of Directors on January 27, 2012.

Section 7 of Article 1 is deleted and replaced by the following:

Section 7. Stockholder Quorum and Voting. A majority of the outstanding shares of each class or series of voting stock then entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the outstanding shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of the majority of the votes cast for or against a proposal (excluding abstentions) shall be the act of the stockholders unless otherwise provided by the Delaware General Corporation Law, by applicable stock exchange rules, by the certificate of incorporation or these bylaws; provided, however that the directors of the Company shall be elected by a plurality of such shares.

After a quorum has been established at a stockholders’ meeting, the subsequent withdrawal of stockholders, so as to reduce the number of stockholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.